UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure

Report

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales	1-32575	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30, Carel van Bylandtlaan, 2596 HR The Hague, The Netherlands

(Address of principal executive offices) (Zip Code)

Tel No: (011 31 70) 377 9111

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Conflict Minerals Disclosure for the year ended December 31, 2017:

Item 1.01	Conflict Minerals Disclosure

Section 1502 of Dodd Frank Wall Street Reform and Consumer Protection Act defines conflict minerals as cassiterite (tin), columbite-tanlite (tantalum), gold, wolframite (tungsten), or their derivatives (“Conflict Minerals”). In 2017, Shell manufactured and sold certain catalysts that contained Conflict Minerals. Shell conducted a good faith reasonable country of origin inquiry regarding the Conflict Minerals contained in the catalysts that we sold. This inquiry included obtaining from all suppliers of the Conflict Minerals contained in our catalysts, certifications that such Conflict Minerals did not come from the Democratic Republic of the Congo or any adjoining countries. These certifications also included the name of the processing facility/smelter where the Conflict Minerals were processed and confirmation that the supplier has adopted procedures designed to ensure that any Conflict Minerals sold to Shell were not mined, procured or processed in the Democratic Republic of the Congo or any adjoining country.

Other than the above noted catalysts, Shell does not believe any of its other products manufactured and sold in 2017 contained any Conflict Minerals.

This Conflict Minerals Disclosure is also available on Shell’s website: http://www.shell.com/sustainability/sustainability-reporting-and-performance-data/conflict-minerals-disclosure.html.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Royal Dutch Shell plc
(Registrant)

/s/ Jessica Uhl	May 18, 2018
Name: Jessica Uhl	(Date)
Title: Chief Financial Officer

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